SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                         Lexington Precision Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.25 per share
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                         (Title of Class of Securities)


                                    529529109
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                                 (CUSIP Number)


                              Mr. William B. Conner
                             Conner Holding Company
                                1030 State Street
                               Erie, PA 16401-1804
                                  (814) 456-9322
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)


                                 August 16, 2000
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 529529109                                              Page 2 of 6
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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      William B. Conner
      ###-##-####
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS (See Instructions)

      WC
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)
                                                                             |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                            7     SOLE VOTING POWER
          NUMBER OF
           SHARES                 61,312 (See Item 5)
         BENEFICIALLY             ----------------------------------------------
           OWNED BY         8     SHARED VOTING POWER
            EACH
          REPORTING               220,594
           PERSON                 ----------------------------------------------
            WITH            9     SOLE DISPOSITIVE POWER

                                  61,312 (See Item 5)
                                  ----------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  220,594
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       281,906

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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)
                                                                             |_|
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.8%

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14     TYPE OF REPORTING PERSON (See Instructions)

       IN

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

                                  SCHEDULE 13D

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CUSIP No. 529529109                                              Page 3 of 6
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Item 1.  Security and Issuer.

         This Statement relates to shares of the common stock, par value $0.25 per share (the "Common Stock"), of Lexington Precision Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 767 Third Avenue, 29th Floor, New York, New York 10017.

         Pursuant to Rule 101(a)(2) of Regulation S-T, this amendment restates the entire text of the Statement, but previously filed paper exhibits to such Statement are not required to be restated, and, therefore, have been omitted.

Item 2.  Identity and Background.

         (a) The person filing this Statement is William B. Conner, an individual whose business address is 1030 State Street, Erie, PA 16501-1804.

         (b) Mr. Conner is President and a director of Conner Holding Company, a Nevada corporation, a company engaged primarily in the aircraft maintenance business.

         (c) The business address of Mr. Conner is c/o Conner Holding Company, 1030 State Street, Erie, Pennsylvania 16505-1804.

         (d) During the last five years, Mr. Conner has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) During the last five years, Mr. Conner has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Conner is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     Mr. Conner's beneficial ownership of 281,906 shares of the Issuer's Common Stock resulted from: (i) the purchase by Mr. Conner of 5,000 shares of Common Stock in an open market purchase on or around March 31, 1975; (ii) the exercise by Mr. Conner on March 4, 1987 of 5,000 rights, each of which entitled the holder thereof to purchase one share of Common Stock at an exercise price of $2.00 (the "Rights"), granted by the Issuer in connection with an offering of Rights made by means of a registration statement under the Securities Act of 1933, as amended (the "Rights Offering"), pursuant to which the Issuer granted on February 4, 1987, one Right to each holder of record of Common Stock at the close of business on December 31, 1986; (iii) the prior ownership by Robinson-Conner, Inc. ("R-C Delaware") of 49,600 shares of Common Stock; (iv) the prior ownership by Robinson-Conner, Inc., a Nevada corporation of which Mr. Conner is President and a director (and, prior to April 1, 1991, was a majority shareholder) ("R-C Nevada"), of 27,000 shares of Common Stock; and (v) the distribution on December 20, 1990, pursuant to a complete liquidation of Blasius Limited Partnership, a Delaware limited partnership ("BLP"), of 81,994 shares of Common Stock and 37,500 warrants, each of which entitles the holder thereof to purchase one share of Common Stock (subject to adjustment) at an exercise price of $3.575 (the "Warrants"), beneficially owned by BLP to R-C Delaware in accordance with its partnership interest in BLP and the terms of the partnership agreement of BLP.

     The funds used by Mr. Conner to purchase the securities referred to in clause (i) of the preceding paragraph came from personal funds of Mr. Conner.

                                  SCHEDULE 13D

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CUSIP No. 529529109                                              Page 4 of 6
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     The funds used by Mr. Conner in connection with the exercise of the 5,000
Rights referred to in clause (ii) of the first paragraph of this Item 3 came from personal funds of Mr. Conner. The Rights granted to Mr. Conner as described in clause (ii) of the first paragraph of this Item 3 were granted by the Issuer for no consideration.

     The securities acquired by R-C Delaware, as described in clause (v) of the first paragraph of this Item 3, were distributed by BLP for no consideration. Pursuant to its obligations as a partner of BLP, R-C Delaware made aggregate contributions to BLP in the amount of $199,987.35. The funds used by R-C Delaware in connection with such contributions came from working capital of R-C Delaware.

     On February 1, 1991, R-C Nevada transferred 27,000 shares of Common Stock to Conner Holding Company, a Nevada corporation ("Holding"), of which Mr. Conner is President, a director and majority shareholder. No consideration was paid for such transfer.

     On April 1, 1991, Holding purchased from R-C Delaware, for an aggregate purchase price of $33,899.00, 131,1594 shares of Common Stock and 37,500 Warrants. The funds used by Holding to purchase such securities came from working capital of Holding.

     Mr. Conner's beneficial ownership of the Issuer's Common Stock decreased to 219,906 shares of the Issuer's Common Stock as a result of the expiration of 37,500 Warrants on February 4, 1992, each of which entitled Mr. Conner to purchase one share of Common Stock at a price of $3.575 per share.

     On August 16, 2000, Holding purchased 62,000 shares of the Issuer's Common Stock thereby increasing Mr. Conner's beneficial ownership of the Issuer's Common Stock to 281,906 shares. The funds used by Holding to purchase such securities came from working capital of Holding.

Item 4.  Purpose of the Transaction.

     Mr. Conner has acquired his beneficial ownership of the Issuer's Common Stock for investment purposes.

     Although, except as otherwise disclosed in this Statement, Mr. Conner presently has no plans or proposals which relate to or would result in any of the actions or matters referred to in paragraphs (a) through (j) of Item 4 of
Schedule 13D, Mr. Conner retains the right, subject to a continuing review of the Issuer's business prospects, economic conditions and other relevant factors, to take any or all such action as he may deem appropriate to protect his investment in the Issuer or for any other reason.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Conner may be deemed to beneficially own 281,906 shares of Common Stock, or 5.8% (based upon the 4,828,036 shares of Common Stock outstanding as of August 10, 2000) of the Issuer's Common Stock.

         (b) Mr. Conner has sole power to vote and dispose of 61,312 shares of Common Stock directly owned by him. Mr. Conner may be deemed to have shared voting and dispositive power with respect to 220,594 shares of Common Stock he may be deemed to beneficially own.

         (c) For a description of transactions by Mr. Conner in the Issuer's Common Stock effected within the past 60 days, see Item 3.

         (d)      Not applicable.

                                  SCHEDULE 13D

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CUSIP No. 529529109                                              Page 5 of 6
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         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Conner is a member of the Board of Directors of the Issuer. Except as otherwise described herein, Mr. Conner has no contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

     Not applicable.

                                  SCHEDULE 13D

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CUSIP No. 529529109                                              Page 6 of 6
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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 19, 2000


                                                      By:  /s/ William B. Conner
                                                           ---------------------
                                                           William B. Conner